Exhibit 99.1

CRH Medical Corporation Announces Results for the Three and Six Months Ended June 30, 2017

VANCOUVER, Aug. 2, 2017 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company"), today announced financial and operating results for the quarter and six months ended June 30, 2017.

This news release should be read in conjunction with the Company's unaudited interim financial statements and management discussion and analysis for the quarters and Year-to-Date ended June 30, 2017 and 2016 that have been filed on SEDAR and are available at www.sedar.com and on the Company's website at www.crhmedcorp.com

Edward Wright, Chief Executive Officer of CRH commented, "Yesterday's acquisition is expected to be the first in a series of acquisitions we will complete through the remainder of the year. During the past quarter, we expanded our credit facility from $55 million to $100 million with a current rate of approximately 3.25%. The credit facility, along with our strong free cash flow which was $5.8 million in our most recently completed quarter, will continue to fund future acquisitions."

Except where otherwise indicated, all financial information discussed in this document is expressed in USD, represents 100% of the consolidated results of the Company, and includes both the Company's interest in subsidiaries, as well as non-controlling interests in non-wholly owned subsidiaries of the Company.

Consolidated Financial Highlights

	Three Months Ended June 30,			Year-to-Date June 30,
	2017	2016	Change	2017	2016	Change
Anesthesia services revenue	19,267,771	13,930,346	38%	39,030,203	25,367,087	54%
Product revenue	2,787,678	2,657,195	5%	5,563,993	5,057,305	10%
Total revenue	22,055,449	16,587,541	33%	44,594,196	30,424,392	47%

Operating expenses – adjusted [1]
Anesthesia services	9,839,546	6,158,205	60%	19,308,970	11,481,050	68%
Product	1,141,976	1,003,886	14%	2,178,954	2,002,120	9%
Corporate	843,890	853,273	-1%	1,828,425	1,606,824	14%
Total operating expenses – adjusted[1]	11,825,412	8,015,364	48%	23,316,349	15,089,994	55%

Total adjusted operating EBITDA[1]	10,230,037	8,572,177	19%	21,277,847	15,334,398	39%
Shareholders of the Company	7,352,134	7,053,675	4%	15,071,441	12,967,453	16%

[1] Non-IFRS measure. Please refer to page 6 of this document for a reconciliation of reported results to non-IFRS measures.

Results of Operations – Three and Six Months Ended June 30, 2017

Revenues for the quarter ended June 30, 2017 were $22,055,449 compared to $16,587,541 for the quarter ended June 30, 2016. The increase is mainly attributable to revenue contributions from the anesthesia businesses acquired by the Company in the second quarter of 2016 in addition to the acquisitions completed in February and March of 2017. Revenues for the six months ended June 30, 2017 were $44,594,196, an increase of $14,169,804 when compared to the six months ended June 30, 2016.

Revenues from anesthesia services for the quarter ended June 30, 2017 were $19,267,771 compared to $13,930,346 for the second quarter of 2016. The increase was due to the Company's anesthesia acquisitions throughout 2016 and 2017. The Company expects revenue from anesthesia services to continue to increase through organic growth in patient cases and deployment of available capital for future acquisitions. Anesthesia revenues for the six months ended June 30, 2017 were $39,030,203 compared to $25,367,087 for the six months ended June 30, 2016.

During the three and six months ended June 30, 2017, there were the following factors that impacted revenue which also impacted operating income and adjusted operating EBITDA when compared to both the previous year and previous quarter:

•	As a result of the annual process that insured individuals and companies go through when renewing their health insurance policies, our commercial payor mix may change each year. Changes in payor mix could have a positive or negative impact on revenues. Recent payor mix changes from entities acquired prior to 2016, primarily GAA, resulted in a decrease in average payor revenue per case of 18% compared to the second quarter of 2016 and average revenue per case decreased by 13% for the six months ending June 30, 2017. The decline in average revenue per case was partially offset by an increase in patient cases of 6% for the second quarter of 2017 and 5% for the year to date. These changes reduced anesthesia revenue for entities acquired prior to 2016 by 13% for the three months ending June 30, 2017 and by 9% for the six months ending June 30, 2017. The payor mix changes primarily relate to a single payor at GAA. Any future payor mix changes related to this payor are expected to not be material;
•	Estimates are required in the determination of anesthesia services revenue. Each quarter we review our estimated revenue assumptions and make changes in estimates as required based on actual revenue collected. In the first quarter of 2017, our revenues, operating income and adjusted operating EBITDA were positively impacted by changes in revenue estimates totaling approximately $900,000. The majority of the change in estimates occurred in our partially owned joint venture businesses. In the second quarter of 2017, we had a small negative adjustment of $200,000 related to changes in revenue estimates; this relatively small adjustment is reflective of the Company's stable platform of entities and our growing experience in estimating revenue rates per unit. This change in revenue estimates is a factor causing anesthesia services revenue to decline when comparing the first quarter of 2017 to the second quarter of 2017; and
•	For the three and six months ending June 30, 2017 our newly acquired entities, DDAB and OGAA contributed $1,369,550 and $2,043,686 respectfully to total anesthesia revenue.

In the quarter ended June 30, 2017, the anesthesia services segment serviced 46,188 patient cases compared to 29,336 patient cases during the quarter ended June 30, 2016. Year to date patient cases total 88,551 compared to 53,776 cases in the six months ended June 30, 2016.

Revenues from product sales for the quarter ended June 30, 2017 were $2,787,678 compared to $2,657,195 for the second quarter of 2016. The increase in product sales is the result of the continuing successful execution of the Company's direct to physician program that allows physicians to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. Revenues from product sales for the six months ended June 30, 2017 were $5,563,993 compared to $5,057,305 for the six months ended June 30, 2016. As of June 30, 2017, the Company has trained 2,653 physicians to use the O'Regan System, representing 985 clinical practices. This compares to 2,290 physicians trained, representing 870 clinical practices, as of June 30, 2016.

For the three months ended June 30, 2017, total adjusted operating expenses were $11,825,412 compared to $8,015,364 for the quarter ended June 30, 2016. For the six months ended June 30, 2017, total adjusted operating expenses were $23,316,349 compared to $15,089,994 for the six months ended June 30, 2016. Increases in adjusted operating expenses are primarily related to adjusted operating expenses in the anesthesia services business. Factors impacting the fluctuation of total adjusted operating expenses are consistent with those impacting operating expenses.

Anesthesia services adjusted operating expenses for the quarter ended June 30, 2017 were $9,839,456, compared to $6,158,205 for the three months ended June 30, 2016. Anesthesia services adjusted operating expenses primarily include labor related costs for Certified Registered Nurse Anesthetists and MD anesthesiologists, medical drugs and supplies, and billing and management related expenses. The Company's first anesthesia acquisition was in the fourth quarter of 2014, with ten further acquisitions completed in 2015, 2016 and in the six months ended June 30, 2017. As a result, the second quarter of 2017 is not directly comparable to 2016, with the majority of the increase relating to operating expenses for acquired companies. Though quarterly revenue may fluctuate significantly, quarterly adjusted operating expenses which are primarily employee related costs, due to their fixed nature, are not expected to fluctuate materially. These expenses are primarily impacted by the Company's acquisition strategy. Anesthesia services adjusted operating expenses for the six months ended June 30, 2017 were $19,308,970 compared to $11,481,050 for the six months ended June 30, 2016. Similar to the second quarter of 2017, the first half of 2017 is not comparable to the first half of 2016 due to the timing of acquisitions.

Product sales adjusted operating expenses for the quarter ended June 30, 2017 were $1,141,976 compared to $1,003,886 for the quarter ended June 30, 2016. The increase in product sales adjusted operating expenses compared to 2016 is a reflection of higher employee related costs as a result of increased sales activity as well as an increase in professional fees related to continuing efforts to distribute our product in China. Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities aimed at increasing demand for training and use of the CRH O'Regan System. Product sales adjusted operating expenses for the six months ended June 30, 2017 were $2,178,954 compared to $2,002,120 for the six months ended June 30, 2016.

Corporate adjusted operating expenses for the quarter ended June 30, 2017 were consistent with the second quarter of 2016 at $843,890. Corporate adjusted operating expenses for the six months ended June 30, 2017 were $1,828,425 compared to $1,606,824 for the six months ended June 30, 2016. The increase in corporate adjusted operating expenses from 2016 is primarily due to higher professional fees and employee related costs, and, in general, is reflective of the increasing complexity of our business which is increasing our compliance costs.

Adjusted operating EBITDA attributable to shareholders of the Company for the quarter ended June 30, 2017 was $7,352,134, an increase of $298,459 from the quarter ended June 30, 2016. The increase in adjusted operating EBITDA attributable to shareholders is primarily a reflection of the adjusted operating EBITDA contribution from the Company's anesthesia services providers acquired in 2016 and most recently in 2017. Adjusted operating EBITDA attributable to shareholders of the Company for the six months ended June 30, 2017 was $15,071,441, an increase of $2,103,988 from the same period in 2016.

Total adjusted operating EBITDA was $10,230,037 for the quarter ended June 30, 2017, an increase of $1,657,860 from the same period in 2016. Total adjusted operating EBITDA was $21,277,847 for the six months ended June 30, 2017, an increase of $5,943,449 from the same period in 2016.

At June 30, 2017, the Company had $7,834,472 in cash and cash equivalents compared to $9,507,004 at the end of 2016. The decrease in cash and cash equivalents is primarily a reflection of cash generated from operations less cash used to finance acquisitions during the first quarter of 2017, less repayment of debt in the period.

Working capital was $11,339,624 compared to working capital of $9,657,303 at December 31, 2016. The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable and deferred consideration through cash earned through operating activities. The average number of days receivables were outstanding at June 30, 2017 was 39 days. At December 31, 2016, the average number of days receivables were outstanding was 34 days.

Conference Call

CRH will host a conference call to discuss its results on Thursday, August 3, 2017, at 11:00 am EST (08:00 am PST). To participate in the conference, please dial 1-800-319-4610, or 1-604-638-5340.

An audio replay of the conference will be available shortly after the call by dialing 1-855-669-9658, or (604) 674-8052 and access code 1514. The replay will be available until August 17, 2017.

About CRH Medical Corporation

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. The CRH O'Regan System is a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

In 2014, CRH acquired Gastroenterology Anesthesia Associates, LLC ("GAA"), a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures. Since then, CRH has incorporated 11 additional acquisitions to its anesthesia business. CRH Anesthesia now services 28 ambulatory surgical centers in seven states and performs approximately 195,000 procedures annually.

Non-IFRS Measures

This document makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company's financial information reported under IFRS. Management uses non-IFRS measures such as operating expenses – adjusted and operating EBITDA to provide investors with a supplemental measure of the Company's operating performance and thus highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

Adjusted operating EBITDA

For the three months ended	2017		2016				2015
(USD in thousands)	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun
Adjusted operating EBITDA attributable to:
Shareholders of the Company	7,352	7,719	10,281	9,122	7,054	5,914	6,797	5,758	5,775
Non-controlling interest	2,878	3,328	4,219	2,533	1,518	848	465	142	-
Total adjusted operating EBITDA	10,230	11,047	14,500	11,655	8,572	6,762	7,263	5,900	5,775
Amortization expense	(5,603)	(5,059)	(4,715)	(4,711)	(2,925)	(2,475)	(2,188)	(1,745)	(1,459)
Depreciation and related expense	(20)	(13)	(30)	(31)	(30)	(15)	(18)	(17)	(17)
Stock based compensation	(781)	(906)	(525)	(297)	(290)	(264)	(261)	(1,001)	(1,145)
Acquisition expenses	(88)	(127)	(58)	(21)	(286)	(62)	(123)	(221)	-
Impairment of inventory	-	-	-	-	-	-	-	(241)	-
Impairment of intangible assets	-	-	-	-	-	-	-	(390)	-
Operating income	3,738	4,946	9,172	6,595	5,041	3,946	4,673	2,285	3,154
Net finance income (expense)	(3,571)	(1,246)	(1,175)	(1,381)	(2,156)	289	(5,914)	(1,013)	(4,492)
Income tax (expense) recovery	453	(397)	(1,643)	(188)	(1,219)	(1,205)	1,541	442	661
Net and comprehensive income (loss)	620	3,302	6,354	5,026	1,666	3,030	300	1,714	(677)

Adjusted operating expenses

For the three months ended	2017		2016				2015
(USD in thousands)	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun

Anesthesia services - adjusted operating expense	9,840	9,469	9,492	8,794	6,158	5,323	5,061	4,023	3,460
Amortization expense	5,603	5,056	4,715	4,711	2,925	2,475	2,188	1,745	1,459
Depreciation and related expense	3	2	1	3	2	2	4	3	2
Stock based compensation	106	149	120	38	27	17	12	13	10
Acquisition expenses	87	127	58	21	286	62	123	221	-
Impairment of intangible assets	-	-	-	-	-	-	-	390	-
Anesthesia services expense	15,639	14,803	14,386	13,567	9,398	7,879	7,389	6,395	4,931

Product sales - adjusted operating expense	1,142	1,037	1,083	974	1,004	998	950	888	981
Amortization expense	1	5	-	-	-	-	-	-	-
Depreciation and related expense	12	8	15	15	15	1	1	1	1
Stock based compensation	76	110	125	90	99	84	81	106	80
Impairment of inventory	-	-	-	-	-	-	-	241	-
Product sales expense	1,231	1,160	1,223	1,079	1,118	1,083	1,031	1,236	1,062

Corporate - adjusted operating expenses	844	985	746	684	853	754	664	798	665
Amortization expense	-	(4)	-	-	-	-	-	-	-
Depreciation and related expense	5	3	14	14	13	13	14	14	14
Stock based compensation	599	647	280	169	164	162	167	882	1,056
Acquisition expenses	-	-	-	-	-	-	-	-	-
Corporate expense	1,448	1,630	1,040	867	1,030	929	845	1,694	1,735

Total adjusted operating expense	11,825	11,491	11,321	10,453	8,015	7,075	6,675	5,709	5,106
Total operating expense	18,317	17,593	16,649	15,514	11,546	9,891	9,265	9,325	7,728

Forward-looking Statements

Information included or incorporated by reference in this document may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Certain risks underlying our assumptions are highlighted below; if risks materialize, or if assumptions prove otherwise to be untrue, our results will differ from those suggested by our forward-looking statements and our results and operations may be negatively affected. Forward-looking statements in this document include statements regarding profitability, additional acquisitions, increasing revenue and Operating EBITDA, continued growth of our business in line with historical growth rates, trends in our industry, financing plans, our anticipated needs for working capital and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it and disclaims any intent or obligations to update or revise publicly any forward-looking statements, whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects management's current expectations regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: risks related to our need to raise additional capital to fund future operations; various restrictive covenants and events of default under our Credit Facilities; the possibility that we may still be able to incur substantially more debt, which could further exacerbate the risks associated with increased leverage despite current indebtedness levels; ASCs or other customers may terminate or choose not to renew their agreements; the CMS may review and reduce the reimbursement of anesthesia procedure codes relevant to GI procedures; a significant number of our affiliated physicians could leave our affiliated ASCs; we may be unable to enforce the non-competition and other restrictive covenants in our agreements; change in the regulations or regulatory interpretations may obligate us to re-negotiate agreements of our anesthesiologists or other contractors; we may not be able to successfully recruit and retain qualified anesthesiologists or other independent contractors; failure to manage third-party service providers may adversely affect our ability to maintain the quality of service that we provide; the continuing development of our products and provision of our services depends upon us maintaining strong relationships with physicians; we may or may not successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances, and such acquisitions could result in unforeseen operating difficulties and expenditures, or require significant management resources and significant charges; we may be adversely affected if we lose any member of our senior management that has been key to our growth; we may not be able to effectively undertake or manage our growth initiatives; if we are unable to manage growth, we may be unable to achieve our expansion strategy; the ACA reform in the United States may have an adverse effect on our business, financial conditions, results of operations and cash flows and the trading price of our securities; changing legislative and regulatory requirements and healthcare spending and pricing pressures may adversely affect our business; the policies of health insurance carriers may affect the amount of revenue the Company receives; we operate in an industry that is subject to extensive federal, state, and local regulation, and changes in law and regulatory interpretations; our industry is already competitive and could become more competitive; unfavorable changes or conditions could occur in the states where our operations are concentrated; if there is a change in federal or state laws, rules, regulations, or in interpretations of such federal or state laws, rules or regulations, we may be required to redeem our physician partners' ownership interests in anesthesia companies under the savings clause in our joint venture operating agreements; changes in the United States federal Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations could result in criminal offences and potential sanctions; government authorities or other parties may assert that our business practices violate antitrust laws; our common shares may be subject to significant price and volume fluctuations; if we were to lose our foreign private issuer status under United States federal securities laws, we would likely incur additional expenses associated with compliance with United States securities laws applicable to United States domestic issuers; significant shareholders of the Company could influence our business operations and sales of our shares by such significant shareholders could influence our share price; anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders; continuing unfavorable economic conditions could have an adverse effect on our business; changes in the medical industry and the economy may affect the Company's business; income tax audits and changes in our effective income tax rate could affect our results of operations; our dependence on suppliers could have a material adverse effect on our business, financial condition and results of operations; our industry is subject to health and safety risks; adverse events related to our product or our services may subject us to risks associated with product liability, medical malpractice or other legal claims, insurance, recalls and other liabilities, which may adversely affect our operations; our industry is the subject of numerous governmental investigations into marketing and other business practices, which could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations; we may be subject to a variety of regulatory investigations, claims, lawsuits, and other proceedings; if we are unable to adequately protect or enforce our intellectual property, our competitive position could be impaired; the Company may not be successful in marketing its products and services; evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; we may be subject to criminal or civil sanctions if we fail to comply with privacy regulations regarding the use and disclosure of patient information; our employees and third-party contractors may not appropriately record or document services that they provide; we may write-off intangible assets; we may face exposure to adverse movements in foreign currency exchange rates; our employees and business partners may not appropriately secure and protect confidential information in their possession; we are dependent on complex information systems; conflicts of interest may arise among the Company's officers and directors as a result of their involvement with other companies.

For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's Annual Information Form which is available on SEDAR at www.sedar.com.

SOURCE CRH Medical Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2017/02/c2165.html

%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com

CO: CRH Medical Corporation

CNW 17:00e 02-AUG-17